UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July 2007

                        Commission File Number 001-33444

                                   Eurand N.V.

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                 (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F |X| Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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On May 29, 2007, Eurand N.V. (the "Company"), using proceeds from the Company's initial public offering on May 16, 2007, repaid the (euro)19.1 million (as of December 31, 2006) of debt outstanding under the Company's 5.87% U.S. dollar-denominated long-term loan agreement due 2009 and the (euro)12.1 million (as of December 31, 2006) of debt outstanding under the Company's 6.73% U.S. dollar-denominated long-term loan agreement due 2010, in each case, to Barclays Bank Plc. In connection with the repayment of debt under the aforementioned loans, on July 3, 2007, Barclays Bank Plc released all liens and encumbrances related to the loan agreements.

The Company also repaid the (euro)30.1 million (as of December 31, 2006) of unsecured notes that carried cumulative interest at a fixed rate of 8% per annum, pursuant to which approximately (euro)29.9 million and (euro)229,000 (as of December 31, 2006) were payable to affiliates of Warburg Pincus LLC and Gearoid Faherty, respectively, shareholders of the Company.

As of June 30, 2007, cash and cash equivalents of the Company amounted to approximately (euro)20 million (or $27 million).

On July 18, 2007, Eurand, Inc. elected to terminate the Master Development Agreement, dated December 9, 2005, by and between the Eurand, Inc. and Warner-Lambert Company LLC, which was subsequently assigned to McNeil-PPC ("McNeil") for the development of EUR-1047. As a result, Eurand, Inc. has reacquired all of its rights to the product, EUR-1047. The Company is currently in discussions with other interested companies for the product.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  July 20, 2007                         EURAND N.V.



                                             By: /s/ Manya S. Deehr
                                                --------------------------------
                                                Manya S. Deehr
                                                Chief Legal Officer & Secretary